Morgan, Lewis & Bockius llp
2020 K Street, NW
Washington, District of Columbia 20006-1806
Tel. 202.373.6000
Fax: 202.373.6001
www.morganlewis.com

Christopher D. Menconi
+1.202.373.6173
chris.menconi@morganlewis.com

April 3, 2015

VIA EDGAR

Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File No. 811-22263) and Exchange Traded Concepts Trust II (File No. 811-22700)
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Grzeskiewicz:

This letter responds to comments conveyed to me and my colleague, Jeremy Esperon, by telephone on March 25, 2015 relating to the preliminary proxy statement of Exchange Traded Concepts Trust and Exchange Traded Concepts Trust II (the “Registrants”), as filed on March 16, 2015, on behalf of the Registrants. For ease of reference, we have set forth below each of your comments followed by the Registrants’ response to the comment. Disclosure changes in response to Staff comments have been made in the Registrants’ definitive proxy statement, which was filed with the SEC on April 3, 2015.  Unless otherwise noted, capitalized terms have the same meaning as contained in the proxy statement.

1.	Comment: In Proposal 2B, please provide an explanation for the decision to replace Index Management Solutions LLC (“IMS”) with Penserra Capital Management LLC (“Penserra”) as sub-adviser to the Yorkville Funds.

Response: The decision to appoint Penserra as sub-adviser to the Yorkville Funds stemmed from a change in personnel at IMS.  Proposal 2B has been revised to reflect this information.

2.	Comment: In Proposal 2, please clarify the allocation of responsibilities between Yorkville Advisors and Penserra with respect to the Yorkville Funds.

Response: Yorkville Advisors is the investment sub-adviser to the Yorkville Funds and is responsible for the day-to-day management of the Yorkville Funds. Yorkville Advisors also makes investment decisions for the Yorkville Funds and continuously reviews, supervises and administers the investment program of the Yorkville Funds, subject to the supervision of the Adviser and the Board.  Penserra is the trading sub-adviser to the Yorkville Funds and is responsible for trading portfolio securities on behalf of the Yorkville Funds, including selecting broker-dealers to execute purchase and sale transactions as instructed by Yorkville Advisors or in connection with any rebalancing or reconstitution of the Indexes, subject to the supervision of the Adviser and the Board of Trustees. Proposal 2 has been revised to reflect this information.

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Mr. John Grzeskiewicz
April 3, 2015

***************

I hereby acknowledge on behalf of the Registrants that: (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in their definitive proxy statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the proxy statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Registrants may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	J. Garrett Stevens
Jeremy P. Esperon, Esq.